Operating Agreement for Rogue Chimera Films, LLC

1. DEFINITIONS.

"Agreement"	means the Operating Agreement for the Company.
"Affiliate"	means, with respect to any person, any other person that directly or indirectly through one or more intermediaries, controls or is controlled by such person.
"Company"	means the limited liability company governed by this Agreement, named Rogue Chimera Films, LLC.
"Fiscal Year"	means the Company's taxable year, which shall be the year ending each December 31.
"Investment Agreement"	means an agreement made between the Company and Investors regarding the terms of an investment in a film.
"Investors"	means individuals who have made a capital contribution to the budget of a particular film. Investors are not considered to be Members of the Company.
"Gross Proceeds"	means all nonrefundable proceeds received by or credited to the Company from the exploitation and/or distribution of a film after any profit percentages and/or deferred payments owed for services rendered during the Picture's development, production, and/or distribution.
"Managing Members"	means founders and active managers of Rogue Chimera Films, LLC. These are Lowrie Fawley and Tara Gardner (aka Shiva Rodriguez)
"Members"	means all Members of the Company.
"Investor Interest"	means an Investor's right to receive distributions of Gross Proceeds from a film, which shall be based on a ratio of each Investor's capital contribution to the budget of that film.
"Person"	means an individual or entity.
"Picture" , "Film", or "Movie"	means a feature-length motion picture or short motion picture produced by the Company.
"Producer" or "Producers"	means the Managing Members of Rogue Chimera Films, LLC. "Producer" being an industry title that is comparable to a CEO in this respect.

2. Purpose of the Company.

The purpose of the Company is to produce and exploit motion pictures. The Company may engage in any lawful activity in connection with the purpose of the Company.

3. Principle Office.

Unless and until another principle office is selected by Managing Members of the Company, the principle office of the Company shall be located at 121 Pine Tree Drive in Ormond Beach, Florida.

4. Term.

The Company shall exist in perpetuity unless and until terminated as provided for in paragraph 13.

5. Capital Contributions.

The Company shall seek outside Investors for financing film projects in a revenue-sharing agreement for each individual motion picture it produces.

6. Management.

The Company shall be managed by the Managing Members.

   A. Bank Accounts. The Producers shall open one or more bank accounts in the Company's name, and the signature of an authorized Managing Member shall be required to disperse funds from those accounts.

   B. Multiple Film Projects. Each Picture produced by the Company shall be treated as a separate entity by way of separate accounting and bookkeeping. Any Film dependent on financing from investors will keep separate Investor Agreements with Investors that may not conflict with this Agreement unless approved by all Managing Members.

   C. Film Budgets. The Producers will have the right to to modify the budget of a Picture, in whole or in part, including, but not limited to, the reallocation of funds between categories.

   D. Production and Distribution. The Producers will have sole approval over production matters and distribution matters with respect to any Picture, including, but not limited to, all creative decisions related to the production, the domestic or any foreign distributor, and any decisions related to distribution or marketing.

7. Distributions.

Any profits received by the Company from the distribution of a Picture will first be subject to profit percentages and deferred payments owed for services rendered during the Picture's development, production, and/or distribution. All remaining profits from the Picture's distribution will be distributed proportionately among the Picture's Investors until such point as the cost of their interests are recouped by the percentage stated in the Investment Agreement for that Picture. Once the Investors have recouped this percentage of their interests, 50% of any further profits from the Picture will be distributed proportionately among the Picture's Investors while the Company will receive the other 50% for the term of the Investor Agreement. Upon the termination or expiration of an Investor Agreement, all profits thereafter will be distributed to the Company.

8. Annual Reporting.

Annually, the Producers shall have the Company prepare federal, state, and local tax and information returns, as well as any other information necessary for the Members to prepare their own tax returns.

9. Competition Allowed.

Each Member shall be allowed to engage in other activities for profit whether or not competitive with the business of the Company, including the organization and management of entities for acquiring and investing in motion pictures.

10. Transfers.

Members may not sell or transfer any portion of Membership Interest without the approval of the Producers, which shall not be unreasonably withheld. Any transferee of a Membership Interest shall automatically be subject to all of the provisions of this Agreement.

11. Death/Disability of Producers.

   a. In the event of death or incapacitating disability of any one of the Producers, the duties performed by that Producer shall be assigned to the remaining Producers.

   b. In the event of the death or incapacitating disability of all of the Producers, the ownership and/or management of the Company shall be transferred to Garith Andrew Pettibone of 121 Pine Tree Drive in Ormond Beach, Florida. Mr. Pettibone will be bound to honor any active contracts with Investors until such time that the investment agreements expire.

13. Dissolution and Liquidation.

The Company shall continue until such time that all investment agreements have expired and all Managing Members agree to dissolve the Company. Any property or monies owned by the Company at the time of dissolution shall be divided evenly between the Managing Members along with the transfer of rights to any film(s) in the Company's possession.

14. Indemnification.

   a. To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Member and their respective officers, directors, employees, shareholders, agents, members, managers, heirs, successors, and assigns ("Indemnitees"), jointly and severally, from and against any and all loss arising from any act or omission by the Indemnitees as a Member of the Company, provided that such act or omission (i) was done in good faith for the benefit of the Company, and (ii) did not constitute negligence, fraud, bad faith, willful misconduct, or breach of this Agreement.

   b. Expenses incurred by an Indemnitee in defending any claim, demand, suit, action, or proceeding subject to this paragraph 14 shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit, or proceeding upon receipt by the Company of an undertaking by the Indemnitee to repay such amount if it shall be determined that such party is not entitled to be indemnified as authorized in this paragraph 14.

15. Confidentiality.

The terms of this Agreement and all non-public or confidential information, including documents containing confidential information, shall be maintained by the Members in confidence and not disclosed without consent of the others unless such information is otherwise publicly available, provided that each Member may make disclosure to (i) a direct successor in interest; (ii) a tax, court, or other governmental authority in compliance with applicable legal requirements, or third party as ordered by such authority; (iii) an entity which controls, is controlled by, or is under common control with the Member; and (iv) the Member's counsel, accountants, tax advisors, bankers, administrators, and agents, provided that they agree to maintain confidentiality.

16. Jurisdiction and Venue.

The exclusive location for jurisdiction and venue for any disputes relating to this Agreement shall be in the federal and state courts of Florida, and all Members consent to jurisdiction and venue in such courts and waive any objection based on inconvenient forum.

17. Notice.

   a. Sending a Notice. All notices may be given in writing by personal delivery or by postal mail, messenger, or email. Payment and written notices may be sent to the Members at the address(es) set forth below. The date of service of any notice hereunder shall be deemed the earlier of (i) five (5) business days following deposit of such notice in the U.S. Mail or; two (2) business days following the date of email, messenger, or personal delivery. Notices and payments hereunder shall be deemed to be received on the fifth business day after which they are posted by certified mail; or on the day on which they are personally delivered; or the third business day after they are couriered or electronically delivered. In this paragraph a business day means any day but Saturday, Sunday, or a national holiday. Any party hereto, may for the purposes of notices or payments or either of them change its address from time to time by giving written notice to the other party hereto in accordance with the foregoing provisions of this paragraph.

b. Notice of Inability to Perform. Each Member shall notify the others in writing, promptly after it becomes aware of any event or fact which could materially and adversely affect its ability to perform its obligations under this Agreement or any related agreement, and shall report to the others on all further developments with respect thereto.

c. Addresses and other contact information are as noticed on the attached Schedule A.

18. Entire Contract.

This Agreement constitutes the sole and entire agreement amongst the Members relating to the subject matter hereof. Any prior agreements, promises, and negotiations not expressly set forth in this Agreement are of no force and affect whatsoever. This Agreement is an integrated agreement.

19. Amendment.

Any amendment to this Agreement must be signed by all Members.

20. Execution.

The Agreement may be executed in counterparts and transmitted by PDF copy, which combined shall constitute an original.

SCHEDULE A

Managing Member	Lowrie Fawley 612 West Franklin Street Richmond, VA 23220
Managing Member / Registered Agent	Tara Gardner (aka Shiva Rodriguez) 121 Pine Tree Drive Ormond Beach, FL 32174